

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Bharat Masrani
Group President and Chief Executive Officer
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1A2

Re: The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2019
Filed December 5, 2019
File No. 001-14446

Dear Mr. Masrani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance